82-34

Santos Ltd
**ABN 8000 7550 923**
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR 14 AM 8:07

# Santos

02015855

SUPPL

Date: Wed 13 Mar 2002 11:59:51 PM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report - w/e 140302

Number of pages (incl. cover sheet): 2

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

dlw 3/14

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# Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

## Week Ending 14th March 2002

## Wildcat Exploration Wells

**Norfolk 1**

| | | |
|---|---|---|
| Type | Oil Wildcat Exploration | |
| Location | Offshore Western Australia<br>WA-191-P, 1.7km E of Mutineer 1B, 3.3 km NE of Pitcairn 1 and some 150km N of Dampier. | |
| Status at 0600hrs 14/03/02 | Drilling ahead. Current depth and progress for the week is 2130m. Norfolk 1 spudded on 7/5/02. | |
| Planned Total Depth | 3476m | |
| Interest | Santos Group | 33.3972% |
| | Exxon-Mobil | 33.4023% |
| | Nippon | 25.0000% |
| | Woodside | 8.2000% |
| Operator | Santos Group | |

**Mallonee 1**

| | | |
|---|---|---|
| Type | Oil Wildcat Exploration | |
| Location | Offshore Northern Territory<br>AC/P 15 (Vulcan Sub-Basin), 17.0km SW of Dillon Shoals 1, 110.0km NNE of the Challis Oil Field, and some 600km WNW of Darwin. | |
| Status at 0600hrs CST 14/03/02 | Demobilising Ocean General rig to Darwin Harbour. Mallonee 1 has been plugged and abandoned as a dry hole. The well reached a total depth of 2345m with 45m progress for the week. | |
| Planned Total Depth | 2642m | |
| Interest | Santos Group | 33.34% |
| | Kerr McGee Oil and Gas Corp | 33.33% |
| | AEC International (Australia) Pty Ltd | 23.33% |
| | SK Corp | 10.00% |
| Operator | Santos Group | |

**Enquiries:** Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 14th March 2002 Santos Limited also participated in 1 appraisal wells and 5 development wells.
A complete list of Santos' drilling activity is available from www.santos.com